March 14, 2013

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Mindy Hooker, Accountant

Re:	TriMas Corporation
Form 8-K
Filed March 6, 2013
File No. 1-10176
Dear Ms. Hooker:
TriMas Corporation, a Delaware corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 12, 2013 (the “Comment Letter”), with respect to the Company’s Current Report on Form 8-K filed on March 6, 2013 (the “Form 8-K”).
Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

1.
Please revise your filing to disclose if there were any disagreements through the subsequent interim period preceding the dismissal of the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. Refer to Item 304(a)(1)(iv) of Regulation S-K.

Response:	The Company will file an amendment to the Form 8-K to disclose that there were no disagreements through the subsequent interim period preceding the dismissal of the former accountant.

Mindy Hooker, Accountant
TriMas Corporation -File No. 1-10716
March 14, 2013

2.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

Response:	The amended Form 8-K will include an updated Exhibit 16 letter from the former accountant stating the former accountant agrees with the statements made in the amended Form 8-K.

* * *

In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 248-631-5497.

Very truly yours,

/s/ Joshua A. Sherbin
Joshua A. Sherbin
Vice President, General Counsel
and Secretary